Exhibit 99.9

IRREVOCABLE UNDERTAKING

To:                         Connect Holdings Limited (Offeror)

12 January 2007

Dear Sirs,

Offer for Pacific Internet Limited (Offeree)

We understand that, subject to the satisfaction of certain pre-conditions, Offeror intends to make an offer to acquire all the issued ordinary share capital of Offeree other than that already owned by Offeror substantially on the terms of the attached draft announcement (Pre-Conditional Announcement). This undertaking sets out the terms and conditions on which we will accept the Offer (as defined in paragraph 8 below) when it is made. This undertaking is given to Offeror for itself and any entity which may be appointed by Offeror as financial adviser in connection with the Offer.

Shareholdings

1.                                  We represent and warrant to Offeror that:

(a)                             in addition to the 2,250,000 ordinary shares in the capital of Offeree which are the subject matter of the sale and purchase agreement of even date herewith between us and Offeror, we are the registered holder and beneficial owner of 1,629,373 ordinary shares in the capital of Offeree and that we hold these free of any encumbrances or third party rights of any kind whatsoever;

(b)                            we do not have any interest in any securities of Offeree or any rights to subscribe for, purchase or otherwise acquire any such securities; and

(c)                             we have full power and authority to enter into this undertaking, to perform the obligations under it and to accept the Offer in respect of the Offeree Shares (as defined in paragraph 2(a) below).

Dealings and undertakings

2.                                  We undertake to Offeror that before the Offer closes, lapses or is withdrawn, we shall:

(a)                             not sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in any shares in Offeree referred to in paragraph 1(a) above, any other shares in Offeree legally and beneficially owned by us and not already acquired by Offeror and any other shares in Offeree issued or unconditionally allotted to, or otherwise acquired by, us before then (all collectively the Offeree Shares), other than pursuant to our acceptance of the Offer;

(b)                            not accept any other offer in respect of the Offeree Shares;

(c)                            exercise all voting rights attaching to the Offeree Shares in such manner as to enable to Offer to be made and become unconditional and to oppose the taking of any action which might result in any pre-condition to the making of the Offer or any condition of the Offer not being satisfied;

(d)                           (other than pursuant to the Offer) not enter into any agreement or arrangement, incur any obligation or give any indication of intent:

(i)                       to do any of the acts referred to in paragraphs 2(a) and 2(b) above;

(ii)                    in relation to, or operating by reference to, the Offeree Shares; or

(iii)                 which, in relation to the Offeree Shares, would or might restrict or impede us from accepting the Offer,

and for the avoidance of doubt, references in this paragraph 2(d) to any agreement, arrangement, obligation or indication of intent includes any agreement, arrangement, obligation or indication of intent whether or not legally binding or subject to any condition or which is to take effect if the Offer closes or lapses or if this undertaking ceases to be binding or following any other event.

3.                                  We further undertake not to, until the earlier of:

(a)                             this undertaking lapsing in accordance with paragraph 12 below; or

(b)                            the Offer becoming unconditional as to acceptances,

acquire any interests or otherwise deal or undertake any dealing in any relevant securities of Offeree.

Undertaking to accept the Offer

4.                                  In consideration of Offeror’s agreement in paragraph 10 below to make the Offer, we undertake that:

(a)                             immediately upon receipt of Offeror’s notice substantially in the form set out in the schedule hereto, we shall accept the Offer in respect of the Offeree Shares stated in such notice in accordance with the procedure for acceptance set out in the formal document containing the Offer (the Offer Document);

(b)                            we shall not withdraw any acceptances of the Offer; and

(c)                             Offeror shall acquire the Offeree Shares free of any lien, charge, option, equity or encumbrance of any nature whatsoever and together with all rights of any nature attaching to those shares.

Documentation

5.                                  We consent to:

(a)                             the inclusion of references to us, and particulars of this undertaking and our holdings of relevant securities of Offeree being included in the Pre-Conditional Announcement and Offer Document, and any other announcement made, or document issued, by or on behalf of Offeror in connection with the Offer; and

(b)                            this undertaking being available for inspection or being made part of a public filing as may be required by The Singapore Code on Take-Overs and Mergers (the Code), the rules and regulations of United States National Association of Securities Dealers Automated Quotations (Nasdaq) and the US Securities and Exchange Commission (SEC) or the Listing Manual of the Singapore Exchange Securities Trading Limited.

6.                                   We shall promptly give you all information and any assistance as you may reasonably require for the preparation of the Pre-Conditional Announcement, the Offer Document and any other announcement to be made, or document to be issued, by or on behalf of Offeror in connection with the Offer in order to comply with the requirements of the Code, the Securities Industry Council of Singapore (SIC), Nasdaq, the SEC or any other legal or regulatory requirement or body having jurisdiction over the matter in question. We shall immediately notify you in writing of any change in the accuracy or impact of any information previously given to you.

Secrecy

7.                                 We shall keep secret:

(a)                             the possibility, terms and conditions of the Offer and the existence of this undertaking until the Pre-Conditional Announcement is released; and

(b)                            the terms of this undertaking until the Offer Document is posted.

The obligations in this paragraph shall survive termination of this undertaking.

Interpretation

8.                                   In this undertaking the Offer means the voluntary conditional offer to be made by or on behalf of Offeror to acquire all the issued ordinary share capital of Offeree other than that already owned by Offeror substantially on the terms of the Pre-Conditional Announcement or as may be required to comply with the requirements of the SIC, Nasdaq or the SEC. A reference in this undertaking to the Offer also includes any new, increased, renewed or revised offer made by or on behalf of Offeror to acquire shares in Offeree, provided that the terms of such offer are no less favourable to acceptors than the terms set out in the Pre-Conditional Announcement.

Time of the Essence

9.                                   Any time, date or period mentioned in this undertaking may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.

The Offer

10.                                 Subject to paragraph 11 below, we understand Offeror will make the Offer provided the Pre-Conditional Announcement is released substantially in the form attached (or in such other form as may be required to comply with the requirements of the SIC, Nasdaq or the SEC), The release of the Pre-Conditional Announcement is at Offeror’s absolute discretion. The Offeror may, in its discretion, determine to remove any or all of the conditions specified in paragraphs (b), (c) and (d) of section 2, and in paragraphs (b), (c) and (d) of the Appendix, in the Pre-Conditional Announcement prior to its release.

11.         If after Offeror releases the Pre-Conditional Announcement:

(a)                             any pre-condition to the making of the Offer stated in the Pre-Conditional Announcement is not satisfied;

(b)                             Offeror does not receive a final decision from the InfoComm Development Authority of Singapore (IDA) with respect to IDA Approval (as defined in the Pre-Conditional Announcement) within 120 days after the date of this undertaking (or such later date as Offeror and us may agree);

(c)                              the SIC objects to Offeror, or prohibits Offeror from, making the Offer or has imposed additional conditions with respect to the Offer which in any case is not reasonably acceptable to Offeror; or

(d)                            Offeror becomes aware that any condition of the Offer as set out in the Pre-Conditional Announcement has or may become incapable of being fulfilled,

Offeror shall not be obliged to make or proceed with the Offer.

12.                           This undertaking shall lapse if:

(a)                            Offeror does not release the Pre-Conditional Announcement by 31 January 2007;

(b)                            any of the conditions set out in paragraphs 11(a) to 11(d) above occurs or is not satisfied (as the case may be);

(c)                            the Offer Announcement (as defined in the Pre-Conditional Announcement) is not made within 120 days after the date of this undertaking (or such later date as the Offeror and us may agree); or

(d)                            the Offer lapses or is withdrawn.

If a final decision is not received from IDA by the lapse of the 120-day period after the date of this undertaking, we agree that we will negotiate in good faith for an extension of this undertaking if it can shown that IDA Approval will be received within a reasonable period thereafter.

If this undertaking lapses, neither party shall have any claim against the other save for any claim Offeror may have against us if the Offer lapses due to our not having complied with this undertaking.

Confirmation

13.                             We confirm that we have been given an adequate opportunity to consider whether or not to execute this undertaking and to obtain independent advice.

Power of Attorney

14.                             In order to secure the performance of our obligations under this undertaking, we appoint any director of Offeror as our attorney, if we fail to accept the Offer in accordance with paragraph 4(a), in our name and on our behalf to do all things and to execute all deeds and other documents as may be necessary or desirable to accept the Offer in respect of the Offeree Shares.

15.                             We agree that this power of attorney is given by way of security and is irrevocable until the Offer closes, lapses or is withdrawn.

Specific Performance

16.                             We agree that, if we fail to comply with any of the undertakings in paragraphs 4(a) and 4(b) above or breach any of our other obligations under this undertaking, damages would not be an adequate remedy and accordingly Offeror shall be entitled to the remedies of specific performance, injunction or other equitable relief.

Notices

17.                             All notices or other communications to be given or made under or in connection with this undertaking shall be in writing and delivered personally or sent by prepaid registered post or by fax addressed to the intended recipient thereof at its address, or fax number, and marked for the attention of such person (if any), set out below (or to such other address or fax number as a party may from time to time notify the other). Any such notice, demand or communication shall be deemed to have been duly served (if delivered personally) immediately or (if made by fax) upon receipt by the sender of the transmission report indicating that the notice, demand or communication has been sent in full to the recipient’s fax number or (if sent by post) five days after posting and in proving the same it shall be sufficient to show that personal delivery was made or that the envelope containing the same was duly addressed, stamped and posted or that the transmission report indicates that the notice or communication has been sent in full to the recipient’s fax number. A notice given in accordance with this paragraph 17 but received on a non-working day or after business hours in the place of receipt will only be deemed to be duly served on the next working day in that place.

The address and facsimile number of each party for notices, demand or other communications under or in connection with this Agreement are:

To us:
Address	:	80 Raffles Place #29-20
UOB Plaza 2 Singapore 048624
Facsimile No.	:	+65 6533 0022
Attention	:	Ms Zhang Yun

To Offeror:
Address	:	Clarendon House, 2 Church Street, Hamilton
HM11, Bermuda
Facsimile No.	:	+1 441 292 4720
Attention	:	David Astwood

With copy to:

Ashmore Investment
Management Limited
Address	:	20 Bedfordbury, London WC2N 4BL
England
Facsimile No.	:	+44 20 7557 4141
Attention	:	Craig Webster

Governing Law

18.                                 This undertaking shall be governed by and construed in accordance with Singapore law.

EXECUTED and DELIVERED as a DEED

Yours faithfully,
VANTAGE CORPORATION LIMITED	)
whose Common Seal was hereunto affixed	)
in the presence of:	)

Name: ZHANG YUN
Title: Chief Investment Officer/Director

Name: [ILLEGIBLE]
Title: COMPANY SECRETARY

SCHEDULE

Notice under paragraph 4(a) of the undertaking

Date:

To:     Vantage Corporation Limited

From: Connect Holdings Limited

We refer to the letter of undertaking dated [•] executed by you in favour of Connect Holdings Limited (the Undertaking).  Terms defined in the Undertaking have the same meanings when used herein.

Pursuant to paragraph 4(a) of the Undertaking, we hereby give you notice that we require you to accept the Offer in respect of all ordinary shares in Offeree of which you are the registered holder, or beneficially owned by you, or acquired by you.

Yours faithfully

for and on behalf of

CONNECT HOLDINGS LIMITED

Name:

Title: